Filed by Cordia Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bank of Virginia

FOR IMMEDIATE RELEASE Tuesday, August 28, 2012	FOR MORE INFORMATION CONTACT: Jack Zoeller, Chairman & CEO, Bank of Virginia President & CEO, Cordia Bancorp 804-763-1333

NEWS RELEASE

Bank of Virginia Announces $5 Million Capital Raise,
Plan to Reorganize as Wholly Owned Subsidiary of Cordia Bancorp Inc.

Positions for strategic growth through additional capital raises and acquisitions

MIDLOTHIAN, Va., Aug. 28, 2012 -- Bank of Virginia (the "Bank") (BOVA) (www.bankofva.com) announced today that its largest shareholder, Cordia Bancorp Inc., has invested an additional $3 million in the Bank.  The Bank plans to offer its other existing shareholders the right to invest up to $2 million on the same terms.  The Bank also entered into an Agreement and Plan of Share Exchange with Cordia Bancorp pursuant to which each share of the Bank’s common stock held by persons other than Cordia Bancorp would be exchanged for shares of Cordia Bancorp common stock.  As a result, the Bank would become a wholly-owned subsidiary of Cordia Bancorp.

“Completion of the capital raise will improve Bank of Virginia’s well-capitalized status and support additional loan growth” said Jack Zoeller, President and CEO of Cordia Bancorp and Chairman and CEO of the Bank.  “Reorganizing the Bank as a wholly owned subsidiary of Cordia is an essential element of the transaction.  It will put the Bank into a better structure to facilitate future capital raises as well as potential future acquisitions of financial institutions.  By combining the shareholders of the Bank and the shareholders of Cordia Bancorp, all of our investors will hold their investments in the same entity.”

Under the terms of a Stock Purchase Agreement between Cordia Bancorp and the Bank, Cordia Bancorp purchased 4,166,667 shares of common stock of the Bank at the price of $0.72 per share.

The Bank plans to raise up to an additional $2 million by issuing up to 2,798,882 common shares in a public rights offering that it expects to begin in the third quarter of 2012.  In the rights offering, the Bank will grant to each of its shareholders other than Cordia Bancorp non-transferable rights to purchase .61489 of a share of common stock for each share held.

The rights will be distributed to shareholders of record as of September 20, 2012 and may be exercised at $0.72 per share, which is the same price paid by Cordia Bancorp.

Simultaneously with the execution of the Stock Purchase Agreement, Cordia Bancorp and the Bank entered into an Agreement and Plan of Share Exchange pursuant to which each outstanding share of Bank common stock owned by persons other than Cordia Bancorp will be exchanged for 0.1328 of a share of Cordia Bancorp common stock.  As a result of the share exchange, the Bank would become a wholly owned subsidiary of Cordia Bancorp.  Completion of the share exchange is subject to approval of the shareholders of both the Bank and Cordia Bancorp, including approval by a majority of the votes cast by the holders of Bank common stock other than Cordia Bancorp.  The share exchange is also subject to listing of the shares of Cordia Bancorp on NASDAQ.

In approving the transactions, the board of directors of the Bank received a fairness opinion from Davenport & Company and was represented by Williams Mullen.  Cordia Bancorp was represented by Kilpatrick, Townsend & Stockton LLP.

About Bank of Virginia

Bank of Virginia, a state chartered bank headquartered in Midlothian, Virginia, currently operates four full-service offices in the counties of Chesterfield and Henrico, Virginia. Bank of Virginia's common stock is traded on the NASDAQ stock market under the quotation symbol "BOVA". Additional investor relations information can be found on the internet at www.bankofva.com. Bank of Virginia is a member of the FDIC and Equal Housing Lender.

About Cordia Bancorp

Cordia Bancorp is a private bank holding company founded in 2009 to bring new leadership and financial strength to undervalued community banks.  Cordia purchased 59.8% of the common stock of Bank of Virginia in December 2010.  Substantially all of the assets of Cordia consist of its investment in Bank of Virginia, which now totals 10,942,983 shares.  Cordia has no material liabilities.  As of the date of this release, Cordia has a total of 2,045,605 fully diluted, vested common shares outstanding.  Cordia Bancorp Inc. is a Virginia corporation headquartered in Midlothian, Virginia.  Additional information can be found on the internet at www.cordiabancorp.com.

Forward-looking Statements

This news release contains forward-looking statements.  These forward-looking statements may include: management plans relating to the transactions; the expected timing of the completion of the transactions; the ability to complete the transactions; the ability to obtain any required shareholder or other approvals; any statements of the plans and objectives of management for future operations any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made.  Neither Cordia Bancorp nor Bank of Virginia assume any duty and do not undertake to update forward-looking statements. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that Cordia Bancorp or Bank of Virginia anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits may not materialize in the timeframe expected or at all; that the transactions may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Bank of Virginia’s business may not perform as expected due to transaction-related uncertainty or other factors; that required shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; diversion of management time on transaction-related issues; and those factors and risks referenced from time to time in Cordia Bancorp’s and Bank of Virginia’s filings with the Board of Governors of the Federal Reserve System. For any forward-looking statements made in this press release or in any documents, Cordia Bancorp and Bank of Virginia claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information About the Rights Offering

The rights offering described in this new release has not yet commenced.  The description of the rights offering is contained herein for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  Bank of Virginia expects to commence the rights offering as soon as practicable.  The offering will be made only by means of an offering memorandum. Such offering memorandum will be delivered to holders of Bank of Virginia common stock as of the record date of the rights offering.

Additional Information About the Share Exchange and Where to Find It

In connection with the proposed share exchange transaction, Cordia Bancorp will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Bank of Virginia, and a Prospectus of Cordia Bancorp, as well as other relevant documents concerning the proposed transaction.  Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

When it becomes available, a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Cordia Bancorp and Bank of Virginia, may be obtained at the SEC’s Internet site (http://www.sec.gov).  You will also be able to obtain these documents, free of charge, from Bank of Virginia by accessing Bank of Virginia’s website at www.bankofva.com under the tab “Investor Relations.”

Bank of Virginia and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Bank of Virginia in connection with the proposed share exchange.  Information about the directors and executive officers of Bank of Virginia is set forth in the proxy statement for Bank of Virginia’s 2012 annual meeting of shareholders, as filed with the Board of Governors of the Federal Reserve System on a Schedule 14A on June 1, 2012.  Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed share exchange when it becomes available.  Free copies of this document may be obtained as described in the preceding paragraph.